

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

Pete Meyers
Chief Financial Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

> **Re: Eagle Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-36306**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 71

1. Please tell us the extent to which each change in revenue for product sales was due to volume versus price. Please explain your consideration of disclosing this information in your filing.

Research and Development, page 72

2. Please provide us an analysis of research and development expenses incurred for each year presented by product candidate. Consider providing us proposed disclosure to be included in future periodic reports to improve your disclosure similar to your disclosure in the Form 10-K for the fiscal year ended December 31, 2015.

Notes to Consolidated Financial Statements, page F-8

3.   Please tell us why you did not provide disclosure of revenue by product pursuant to ASC 280-10-50-40.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-3652 if you have questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences